FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report Of Foreign Private Issuer

                   Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the period ended September 18, 2006

Commission File Number:  0-28542

                             ICTS International N.V.
                             -----------------------
                 (Translation of registrant's name into English)

               Biesbosch 225, 1181 JC Amstelveen, The Netherlands
               --------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                   Form 20-F X                  Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______ ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's _home country_), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes ___       No X

If _Yes_ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- ________


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Item 1.01 Entry into a Material Definitive Agreement.

      As of September 15, 2006, the Company received loans in an aggregate amount of $2,050,000 million from a related party (Northwood Business Corporation, a corporation owned or controlled by the family trust of Mr. Menachem Atzmon, the Chairman of the Supervisory Board and principal stockholder of the Company) as bridging finance. These loans are evidenced by a secured Promissory Note. $1 million of principle is due and payable on January 1, 2007 and the balance and all accrued but unpaid interest is due and payable on April 1, 2007. Interest accrues at prime rate plus 1/2 percent and the obligations are secured by the pledge of 2,157,895 shares of common stock of Inksure Technologies, Inc. (an affiliate of the Company). The amount of the shares represents two times the value of the loans. The related party lender has also committed to lending the Company up to an additional $1 million. These future loans shall be payable on demand and shall also be secured by the pledge of the Inksure stock. The Promissory Note and Pledge Agreement are dated September 15, 2006.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Official

Balance Sheet Arrangement of a Registrant

      See Item 1.1 above.

Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers; Compensatory Arrangements of Certain Officers

      (b) On September 13, 2006 Linda Davey, a director of the Company, resigned for the reason, that due to the death of a senior executive of her company and her company's deal load, she can no longer devote time to any outside boards.


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Item 9.01   Financial Statements and Exhibits

      (d)   Exhibits.
      1.    Copy of Promissory Note in the amount of $2,050,000.
      2.    Copy of Pledge Agreement.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                    ICTS INTERNATIONAL, N.V.

                                               (Registrant)

                                    By: /s/ Avraham Dan
                                        ---------------
                                        Avraham Dan, Managing Director

DATED: September 18, 2006